

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 24, 2008

Via Mail and Fax

Sean P. Washchuk
Vice President Finance and Chief Financial Officer
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario, Canada M9C 5L5

> **RE:** **Vitran Corporation Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Schedule 14A filed March 18, 2008**
> **File Number: 001-32449**

Dear Mr. Washchuk:

We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1 – Business
Marketing and Customers, page 5

1. Please revise to describe in more detail how you sell your services and obtain customers. If significant to your sales efforts, describe the general nature of any sales-based compensation.

Item 2 – Properties, page 7

2. Please describe and quantify vehicles owned, leased, and otherwise available to your operations.

Selected Financial Data, page 10

3. We note your presentation of the measure "Income from continuing operations before depreciation and amortization expense," which you also refer to as "EBITDA." Please disclose the substantive reasons specific to your circumstances that demonstrate the usefulness of this non-GAAP measure to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. For example, please disclose why you believe it is useful for investors to disregard each of the eliminated expenses when evaluating your performance. For further guidance, refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," Question and Answer number 8, available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, in regard to the adjusting items in arriving at "EBITDA." Provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presentation of such measure.

Management's Discussion and Analysis, page 13
Consolidated Results, pages 15 and 18

4. Please quantify the effect of each significant variance factor impacting annual and quarterly results so that investors may have perspective as to the relative impact of each, accompanied by an explanation of the underlying reason for the variance. For example, please quantify the effect of each indicated SG&A expense item in regard to the consolidated annual results, and the new wage and benefit structure that comparatively increased compensation costs and the comparatively reduced fuel surcharge recovery margin in regard to the LTL segment reported in the September 30, 2008 Form 10-Q. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, and the basis for your belief that the cited item is a factor. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide us with a copy of your intended revised disclosure.

5. We note that the expense line item you refer to as "operating expenses" comprised approximately 87% of total costs included in income from operations in fiscal 2007, but your results of operations disclosure provides little discussion related to this expense line item. Please revise your disclosure to provide a robust discussion and analysis of this line item. In addition, because of the significance of this expense line item, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise "operating expenses," preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories. Likewise, we believe you should consider a comparative table of the significant individual expense sub-categories that comprise the selling, general, and administrative expenses line item for greater transparency. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 22

6. Your reference to "cash flow from operations before working capital changes" appears to be an impermissible non-GAAP liquidity measure in that it excludes charges or liabilities that required or will require cash settlement, pursuant to Item 10(e)(1)(ii)(A). Please discontinue disclosure of this measure.

Contractual Obligations, page 23

7. As this table is intended to increase the transparency of cash flow, we believe you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Outlook, page 23

8. Your statement that a record for cash flow from operations was established in 2007 does not appear to be supported by amounts reported in the consolidated statements of cash flows. Please advise or revise your disclosure accordingly.

Critical Accounting Policies and Estimates, page 24

9. It appears for the most part that the disclosure here provides information that is already available in the notes to the financial statements. Your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key

assumptions, judgments, uncertainties and estimates that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of these factors identified here are most sensitive to change with a material effect on your financial statements and that have caused or may cause material differences between estimated amounts and actual results. To the extent practicable and meaningful, you should provide quantitative disclosure of these factors. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise as indicated. Provide us with a copy of your intended disclosure.

Controls and Procedures, page 62

10. The conclusion here and in your 2008 Form 10-Qs appears qualified in that it does not appear to fully embody all aspects of the definition of disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Please represent to us whether or not your disclosure controls and procedures as defined in the Exchange Act rules were qualified in any respect. If qualified, please explain to us the facts and circumstances. In future filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures as defined in the Exchange Act rules.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6. Long-term Debt, page 8

11. We note that on April 10, 2008, you amended your credit agreement in respect of certain financial maintenance tests and that as at September 30, 2008, you expected to be in compliance with those amended maintenance tests for the balance of 2008. Please tell us whether, as of September 30, 2008, you also expected to be in compliance with your financial maintenance tests for one year from the September 30, 2008 balance sheet date.

Management's Discussion and Analysis, page 12
Segmented Results, page 15
LTL, page 15

12. In regard to the variance in the operating ratio for each comparative period presented, please expand your analysis to more clearly indicate the relative proportion of the cited factors in contributing to the trend of the higher ratio experienced in 2008 compared to 2007. For example, the relative impact of competitive pricing pressure, negative activity levels and increased costs on the operating ratio is not clear. With respect to competitive pricing pressure, it is not clear the degree to which revenue per shipment and revenue per weight influences the operating ratio. Although revenue

per hundredweight exclusive of fuel surcharge has decreased, revenue per shipment exclusive of the surcharge has increased, so the proportionate effect on margins of pricing by shipment and pricing by weight is not clear. Further, the reference to the impact of "negative activity levels" also is not clear, in that the number of shipments declined but tonnage increased, as well as the weight attributed to each. Provide us with a copy of your intended expanded disclosure.

13. Given the consistency of a deteriorating operating ratio in 2008, please address the prospect of this trend and the level of the ratio continuing into future periods and the reasons therefore, along with any expected consequences of such on your operations, financial position and cash flows. Provide us with a copy of your intended disclosure.

14. We note that an integrated wage and benefit structure, launched August 4, 2008, increased compensation costs in the 2008 third quarter compared to the prior year quarter. Please describe to us the integrated wage and benefit structure and why it increased compensation costs. In addition, to the extent this structure is expected to impact future results of operations, please disclose such known trends in MD&A.

Liquidity and Capital Resources, page 16

15. Please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in cash flow from operations. References to net income, prepared on the accrual basis of accounting, working capital and changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised disclosure.

16. We note the steady increase in days sales outstanding during 2008 to 45.9 days at September 30, 2008 from 38.9 days at December 31, 2007, a nearly 18% increase. Please address any known trends, demands and uncertainties that will or are reasonably likely to impact your financial position, operating activities and related liquidity and cash requirements for the foreseeable future associated with the increased collection period. Please provide us with a copy of your intended disclosure.

Controls and Procedures, page 20

17. Item 307 of Regulation S-K requires a conclusion as to the effectiveness of disclosure controls and procedures as defined in the Exchange Act rules. However, we note that the conclusion in each quarterly period ended in 2008 was not disclosed in such terms. Please represent to us whether or not the disclosure controls and procedures in each quarterly period ended in 2008 were effective. If not effective, please explain to

us and disclose the facts and circumstances. In future filings, ensure that the conclusion is specifically in terms of the effectiveness of the disclosure controls and procedures.

Schedule 14A filed on March 18, 2008

Compensation Discussion and Analysis, page 16

18. Please substantially revise your Compensation Discussion & Analysis to provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. For example, your disclosure should discuss your process for determining base salaries and provide more detailed disclosure regarding the bonus awards plan, stock option program and the Deferred Share Unit Plan. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at, and why you paid, each particular level and form of compensation. To the extent that certain named executive officers are treated differently than others, your disclosure should highlight and explain these differences. You should also describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b) of Regulation S-K. Consider also the staff's "Compliance and Disclosure Interpretations (Updated July 3, 2008)" at www.sec.gov.

19. Please disclose all targets which must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Management's Report on Internal Control over Financial Reporting, page 62

20. We note your disclosure in the second-to-last paragraph of this section. However, your disclosure does not provide a clear statement as to the effectiveness of your controls as of the end of your most recent fiscal year. Please provide a clear statement to that effect. Refer to Item 308(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Daniel Morris at 202-551-3314 with any questions in regard to the Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

                                          Sincerely,

                                          Lyn Shenk
                                        Branch Chief